ROPES & GRAY LLP 191 NORTH WACKER DRIVE 32nd FLOOR CHICAGO, ILLINOIS 60606-4302 WWW.ROPESGRAY.COM

December 13, 2021

Mr. Ryan Sutcliff

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:                             Calamos Investment Trust (File Nos. 33-19228 and 811-05443) (the “Registrant”)

Dear Mr. Sutcliff:

I am writing to respond to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided by telephone on December 10, 2021 in connection with the registration statement on Form N-1A, filed with the Commission pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on September 30, 2021 (the “PEA”) for the purpose of adding Calamos Global Sustainable Equities Fund (the “Fund”) as a new series of the Registrant.  Your comments are summarized below, followed by our responses.  Capitalized terms not otherwise defined herein have the meanings ascribed to them in the PEA. The Registrant intends to file a future post-effective amendment pursuant to Rule 485(b) under the Securities Act to (the “Future Amendment”) (i) reflect the revisions discussed herein in response to your comments; (ii) make certain non-material changes as appropriate; and (iii) file exhibits to the registration statement.

1.              Comment.  With respect to the expense Examples in the Fund’s prospectus, please confirm the amount of $363 listed for Class R6 shares for the three years period.

Response.  The Registrant has revised the expense Examples to reflect the amount of $284 for the three years period for Class R6 shares.

2.              Comment.  Please consider revising footnote 2 to the Fund’s Annual Fund Operating Expenses table to reflect that the expense limitation arrangement for Class R6 shares is in effect through March 1, 2025.

Response.  Footnote 2 to the Fund’s Annual Fund Operating Expenses table has been revised as marked below:

2                 The Fund’s investment advisor has contractually agreed to reimburse Fund expenses through March 1, 2025 to the extent necessary so that Total Annual Fund Operating Expenses of Class A shares, Class C shares and Class I shares are limited to 1.20%, 1.95% and 0.95% of average net assets, respectively. The Fund’s investment advisor has contractually agreed to limit the Fund’s annual ordinary operating expenses through March 1, 2025 for Class R6 shares (as a percentage of average net assets) to 0.95% less the Fund’s annual sub-transfer agency ratio (the aggregate sub-transfer agency fees of the Fund’s other share classes divided by the aggregate average annual net assets of the Fund’s other share classes). For purposes of these expense limitations, operating expenses do not include taxes, interest, short interest, short dividend expenses, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, if any. Calamos Advisors LLC’s (“Calamos Advisors”) may recapture previously waived expense amounts within the same fiscal year for any day where the respective share class’s expense ratio falls below the contractual expense limit up to the expense limit for that day. This undertaking is binding on Calamos Advisors and any of its successors and assigns. This agreement is not terminable by either party.

3.              Comment.  Please clarify in the Fund’s principal investment strategies disclosure the Fund’s minimum investment in non-U.S. companies in unfavorable conditions.

Response.  The Registrant respectfully declines to make the requested disclosure changes. In managing the Fund, the adviser considers, among other factors, the Fund’s principal investment strategies and guidelines and the allocation between U.S. companies and Non-U.S. Companies the investment universe and/or of its benchmark, the MSCI All Country World Index (ACWI) (the “Index”). Although the Fund expects to maintain a minimum investment of 40% in non-U.S. companies under normal market conditions, it is expected that the Fund’s allocation to non-U.S. companies may change in unfavorable conditions similar to any significant changes in the market.

4.              Comment.  With respect to the following statement under “ESG Criteria” in the Fund’s principal investment strategies: “Although all criteria are applied to each potential investment, not all criteria are required for a company to be eligible for the Fund’s portfolio,” please revise the disclosure to reflect the minimum ESG criteria required for the Fund’s investments.

Response.  The Registrant has revised the referenced disclosure to state as follows:

~~Although all criteria are applied to each potential investment, not all criteria are required for a company to be eligible for the Fund’s portfolio.~~ Calamos Advisors applies rigorous, proprietary ESG criteria to each company it evaluates, seeking to identify ESG leaders across the globe. Once a company is scored using this ESG criteria, a qualitative judgement is made by Calamos Advisors about the suitability of a company for inclusion in the Fund’s investable universe.  That decision is based upon the company’s ESG score, as well as other factors such as sector information, data availability and the judgment by the Fund’s portfolio managers and Calamos Advisors’ analytical team. The ESG criteria Calamos Advisors considers material will ~~depend on the data available, will~~ differ from sector to sector and may change over time. The Calamos Advisors investment approach includes principles that establish a high bar and seeks to assure consistency in our decision-making process.

* * * * *

We hope that the foregoing responses adequately address your comments.

Should you have any further questions or comments, please do not hesitate to contact me at (617) 854-2418.

Very truly yours,

/s/ Kathleen M. Nichols

Kathleen M. Nichols, Esq.

cc:

John P. Calamos, Sr., Chairman, Trustee and President, Calamos Investment Trust

J. Christopher Jackson, Esq., Vice President and Secretary, Calamos Investment Trust

Tammie Lee, Esq., Assistant Secretary, Calamos Investment Trust

Paulita A. Pike, Esq., Ropes & Gray LLP

Rita Rubin, Esq., Ropes & Gray LLP